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Exhibit 21

AEP Industries Inc.

List of Subsidiaries of AEP Industries Inc.

At January 14, 2008

Subsidiary		Country of Incorporation
1.	AEP Canada Inc.	Canada
2.	AEP Industries (Australia) Pty. Limited	Australia
3.	AEP Films & Laminates Pty. Limited	Australia
4.	AEP Industries (Netherlands) BV	Netherlands
5.	AEP Industries (NZ) Limited	New Zealand
6.	AEP Industries Packaging (Espana) SA	Spain
7.	AEP Rigid Packaging Beuningen BV	Netherlands
8.	AEP Rigid Packaging Venlo BV	Netherlands
9.	AEP Industries (UK) Ltd.	UK
10.	Duplas Pty. Ltd	Australia
11.	AEP Italia SrL	Italy
12.	Termofin srl	Italy
13.	AEP Industries Polska.Sp. zoo.	Poland
14.	AEP Industries Finance Inc.	United States

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  Exhibit 21
AEP Industries Inc. List of Subsidiaries of AEP Industries Inc. At January 14, 2008